Annual and Extraordinary General Shareholders Meeting of Foresight Autonomous Holdings Ltd.

Date: June 10, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To re-appoint Deloitte Israel as the independent public accountants of the Company for the year ending December 31, 2018, and until the next annual general meeting of the Company's shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.	☐	☐	☐
2. To approve the Gelly Terms of Compensation as set forth in the Proxy Statement.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

__________________ Please Sign Here

______________ Please Date Above

__________________ Please Sign Here

______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. →

Annual and Extraordiany General Shareholders Meeting Foresight Autonomous Holdings Ltd. to be held June 10, 2018 For Holders as of May 4, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 pm, New York Time June 5, 2018.

PROXY TABULATOR FOR
FORESIGHT AUTONOMOUS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Foresight Autonomous Holdings Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. NYC Time on June 5, 2018)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **Foresight Autonomous Holdings Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **May 4, 2018**, at the Company's **Annual and Extraordinary General Shareholders Meeting to be held on June 10, 2018, at 3:00 p.m. (Israel time)**, at the offices of the company's legal advisers, Eitan Mehulal & Sadot, Law Offices, at 10 Abba Eban Boulevard, Ackerstein Towers, Building C (floor 7), Herzliya, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

To review materials for the upcoming AGM, please visit: http://ir.foresightauto.com/sec-filings/

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Foresight Autonomous Holdings Ltd.
P.O. Box 8016
CARY, NC 27512-9903